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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

  Smith                 William                    H.
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   (Last)               (First)                 (Middle)

  Marston Hill Road, Box 8
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                                    (Street)
  E. Andover,             NH                   03231
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     The Pioneer Group, Inc.  (PIOG)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

     September 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ] Director                             [   ]   10% Owner
   [ x ] Officer (give title below)           [   ]   Other (specify below)

       Executive Vice President, The Pioneer Group, Inc. - Operations
       and President - Pioneering Services Corporation
      --------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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Common Stock, $.10 par value         09/19/00         M            60,000        A     $4.1875      231,448     D
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value         09/19/00         M            20,000        A    $ 7.0625      251,448     D
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Common Stock, $.10 par value         09/19/00         M            15,000        A    $12.000       266,448     D
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Common Stock, $.10 par value         09/19/00         M            12,500        A    $21.250       278,948     D
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Common Stock, $.10 par value         09/19/00         M            10,000        A    $27.500       288,948     D
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Common Stock, $.10 par value         09/19/00         M             7,500        A    $24.2500      296,448     D
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Common Stock, $.10 par value         09/19/00         M             5,000        A    $29.875       301,448     D
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Common Stock, $.10 par value         09/19/00         M            15,000        A   $13.8125       316,448     D
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Common Stock, $.10 par value         09/19/00         S           110,000        D   $43.875        205,948     D
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Common Stock, $.10 par value         09/19/00         S            35,000        D   $43.9375       171,948     D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

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"Right to Buy"                                                             Common Stock
Option              $ 4.1875 09/19/00  M            60,000    -a)           $.10 par     60,000             0         D

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"Right to Buy"                                                             Common Stock
Option              $ 7.0625 09/19/00  M            20,000    -a)           $.10 par     20,000             0         D

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"Right to Buy"                                                             Common Stock
Option              $12.0000 09/19/00  M            15,000    -a)           $.10 par     15,000             0         D

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"Right to Buy"                                                             Common Stock
Option              $21.2500 09/19/00  M            12,500    -a)           $.10 par     12,500             0         D

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"Right to Buy"                                                             Common Stock
Option              $27.5000 09/19/00  M            10,000    -a)           $.10 par     10,000             2,500     D
------------------------------------------------------------------------------------------------------------------------------------
"Right to Buy"                                                             Common Stock
Option              $24.2500 09/19/00  M             7,500    -a)           $.10 par      7,000             5,000     D

------------------------------------------------------------------------------------------------------------------------------------
"Right to Buy"                                                             Common Stock
Option              $29.875  09/19/00  M             5,000    -a)           $.10 par      5,000             7,500     D
------------------------------------------------------------------------------------------------------------------------------------
"Right to Buy"                                                             Common Stock
Option              $13.8125 09/19/00  M            15,000    -a)           $.10 par      15,000           60,000     D

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====================================================================================================================================

Explanation of Responses:

  -a) The 1997 Stock Incentive Plan provides, in certain circumstances,  for the
      sale  of  common  stock  to  satisfy   certain   federal  tax  withholding
      obligations.



  /s/William H. Smith, Jr.                                      10/10/00
---------------------------------------------            -----------------------
**Signature of Reporting Person                              Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.